July 7, 2008

Via EDGAR and Federal Express
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 6010

Re:	MSGI Security Solutions, Inc.
Form 10-KSB for the Fiscal Year Ended June 30, 2007
filed October 15, 2007
Form 10-KSB/A files October 29, 2007
Form 10-QSB for the Fiscal Quarter Ended March 31, 2008
File No. 001-01768

Dear Mr. Webb

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) made in the letter dated June 11, 2008 (the “Comment Letter”) from Jay Webb, Reviewing Accountant, to me, as Chief Accounting Officer of MSGI Security Solutions, Inc. (the “Company”), relating to our filings on Form 10-KSB for the fiscal year ended June 30, 2007 filed on October 15, 2007, Form 10-KSB/A filed on October 29, 2007 and Form 10-QSB for the fiscal quarter ended March 31, 2008 filed on May 15, 2008. Set forth below are the Staff’s comments contained in the Comment Letter (in bold face type) followed by the Company’s responses.

The Company is also simultaneously with the submission of this letter, filing with the SEC Amendment No. 2 to the Company’s Annual Report on Form 10-KSB (the “10-KSB Amendment”) in response to the Staff’s comment 3. I am including a copy of the 10-KSB Amendment with this letter.

Form 10-KSB/A for the Fiscal-Year Ended June 30, 2007

Revenue Recognition, Page 40

1.    We noted disclosures on page 4 that your consolidated subsidiary Innalogic, LLC designs and deploys content rich software products for a wide range of wireless mobile devices. Please tell us and revise future filings to specifically indicate how you account for software revenues. Specifically address how your accounting complies with SOP 97-2.

Innalogic’s products consist mainly of hardware, which is security-device type products that run the content rich software as part of the overall product which is the security-based system. The software is used solely in connection with operating the security hardware and the software is not sold or marketed separately. Innalogic has had very limited customers since inception of this business product. In addition, all projects with customers are contract-based since each customer requires a unique security solution relevant to their size and business which requires significant customization in the design of the hardware and/or software used. Post-contract support is provided for in some of the contracts to be billed on an annual basis at approximately 15% of the total project cost. The post-contract support on the initial contract is allowed to be recognized as revenue under certain circumstances where the initial support is for a year or less and estimated costs for providing support for this initial period are insignificant (SOP 97-2 para. 59). There have not been any separate billings to date for maintenance contracts. To the extent that there are billings (which would be at the option of the customer) for post-contract support, such revenues will be deferred and recognized over the appropriate support period. We have considered the multiple element arrangements as discussed in EITF 00-21 for those contracts containing both an equipment delivery or installation and an initial year post-contract support provision, if significant. Based on the above, the Company accounts for revenue for the sale of product in conformity with ARB No. 45, using the relevant guidance in SOP 81-1, using the progress-to-completion contract method based upon milestones within the customer contracts, as per guidance in SOP 97-2.

The Company has had very limited revenue transactions related to Innalogic to date which have consisted of only a handful of customer transactions. Revenue for the fiscal year ended June 30, 2007 was $77,895, of which $35,000 pertained to service only transactions with no post-contract maintenance or multiple elements. The remaining $43,000 consisted principally of product sales and the maintenance portion of this contract was estimated to be only $6,000. However, the initial terms of the contract started in February 2006 and the contract took well over a year to complete. Therefore, there was not a full year left on the maintenance contract once the project was fully recognized and therefore any remaining portion to be deferred was deemed minimal. In addition, there has not been any maintenance renewal on this contract. Revenues for the fiscal year ended June 30, 2006 were $126,830 which consisted mainly of shipments of equipment with no installation or maintenance and therefore no multiple elements to account for separately.

Deferred revenues were approximately $59,000 at June 30, 2006 and $0 at June 30, 2007. The deferred revenue related to products invoiced where all required elements of revenue recognition had not yet been completed.

Product revenues to date for fiscal 2008 were $7,842,160 for the nine months ended March 31, 2008. None of these revenues were Innalogic products. While we may have some further sales of Innalogic products, we do not anticipate any in the immediate future. The revenues for fiscal 2008 consisted of direct product shipments and these transactions did not have any software or multiple-element features.

We will revise future filings to clarify the type of revenue for the period and if there are no software revenues, we will omit the references to SOP 97-2.

Note 5. 8% Callable Convertible Notes Payable, Page 45

2.  We noted various issuances of warrants in conjunction with sales of preferred stock, convertible notes and other agreements. We note that it appears each of the issuances were ascribed a fair value utilizing the Black-Scholes model. Please revise future filings to disclose the significant assumptions utilized in your Black-Scholes fair value methodology for each issuance.

In response to the Staff’s comment, the Company will revise all future filings to include disclosure of the significant assumptions related to the Black-Scholes model fair valuation calculations for warrants, including such key assumptions as the estimated life or term of the instrument in question, the rate of volatility applied in the calculation and the discount rate employed.

Exhibit 31

3.  We note that the certification filed as required by Exchange Act Rule 13a-14(a) improperly labels the report as a “quarterly report” in paragraphs 2, 3, and 4 and includes additional language in the certifying officer identification line. Please amend the filing to revise the certification so as to not include a reference to the improper “quarterly” report or to include any additional language and must be in exact form as set out it Item 601(b)(31) of Regulation S-B. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs #1, #2, #4 and #5 of the certification.

In response to the Staff’s comment, the Company will amend and file the abbreviated amendment to the report on Form 10-KSB/A as requested by the Staff.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008

Consolidated Statements of Operations, Page 4

4.  We see your presentation of the line item entitled “Non-cash expense for shares to be issued to Apro Media”. Proper presentation calls for an income statement based on the type of expense and not by the method of payment. Please revise future filings to present this amount in the appropriate expense category- e.g., cost of sales, selling expense, general and administrative expense, research and development, etc. Refer to guidance at SAB Topic 14(F). Also, please tell us how you plan to classify the expense and why your classification will be appropriate.

In response to the Staff’s comment, the Company will revise all future filings to report the stated expenses appropriately. SAB Topic 14(F) notes that the Company should present an expense related to share-based payment arrangements in the same line item or lines as a cash based compensation paid would have been presented. SAB Topic 14(F) also mentions that the Company should consider disclosing the amount of expense related to share-based payment arrangements included in the specific line items in the financial statements. Such disclosures of this information might be appropriate in a parenthetical note to the appropriate income statement line items, on the statement of cash flows, in the footnotes to the financial statements or within the Management’s Discussion and Analysis section of the report. Using the guidance presented in SAB Topic 14(F), the Company would present the expenses related to the issuance of shares to Apro Media under Selling Expenses. The fair value of the shares issued represents commissions payable to a non-employee for sales services rendered on behalf of the Company under the related sub-contract agreement. Had this expense been paid in cash, the presentation would appear under Selling Expenses on the Company’s reported Statement of Operations. The Company notes that to date we have only paid commissions in shares and have not paid any commissions in cash.

Item 3. Controls and Procedures, Page 32

5.  We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures “were not sufficiently effective”. Given the usage of the word “sufficiently”, it appears that you are attempting to state that the disclosure controls and procedures met some standard lower than effective. Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures as either effective or not effective. Additionally, as part of your response, please represent to us the definitive conclusions reached by your chief executive officer and your chief financial officer.

In response to the Staff’s comment, the Company will revise our disclosure in all future filings as prescribed by the comment. The chief executive officer and the chief financial officer concluded that the Company’s disclosure controls and procedures were not effective primarily as a result of the lack of adequate levels of personnel and related infrastructure for the organization. The weakness in disclosure controls and procedures stems from the lack of qualified personnel to manage the “day to day” transaction and communication processes of the Company’s operations. The chief executive officer and the chief financial officer are responsible for all aspects of the Company’s disclosure controls and procedures themselves. The Company has taken steps to address this issue with the recent hiring of additional personnel and the engagement of outside consulting assistance in developing stronger and more effective controls and procedures.

Note 3. Series H Convertible Preferred Shares and Put Options, page 11

6.  We noted your disclosures herein of the issuance of 5,000,000 shares of Series H Convertible Preferred Stock, a warrant to purchase 5,000,000 shares of common stock and a Put Option agreement in consideration for proceeds of $5 million. Please describe for us why your accounting, valuation and financial statement presentations for the referenced transactions are appropriate. Support your assertions with specific references to authoritative U.S. generally accepted accounting principles. Please specifically address in your response why the preferred shares are appropriately classified as permanent equity and how you account for and present changes in the carrying value of the preferred shares.

The Company considered several areas of accounting literature in developing our accounting, valuation and financial statement presentation of the above referenced transaction, which included but was not limited to: SFAS 133, SFAS 150, SFAS 155, EITF 00-19, APB 14, EITF 98-5 and EITF 00-27. We first determined under SFAS 150 and EITF 00-19 that each of the agreements (preferred stock, warrants and put option agreements) are deemed freestanding instruments and accounting should be applied to each instrument on a separate basis. The conversion option in the preferred stock is an embedded instrument of the preferred stock agreement. These instruments were mainly determined to be freestanding since they are legally detachable and separately exercisable.

The Company determined that the Series H Convertible Preferred Stock does not fall under the guidance of SFAS 150 and the conversion option would not be bifurcated under SFAS 133 since it is clearly and closely related to the host contract. Therefore, since the preferred stock is a freestanding instrument and there were no qualities of the contract that would deem it to be a liability instrument, the preferred stock was treated as an equity instrument.

The put option agreement was determined to be under the scope of SFAS 150 and therefore proper treatment of this agreement was determined to be a liability instrument which should be initially and subsequently measured at fair value with changes in fair value recognized in earnings.

The Company noted that there were no terms in the warrants that would require liability treatment. Therefore, the warrants were considered to be an equity instrument.

The Company next determined how the $5 million of proceeds should be allocated among the instruments. The Company noted that APB 14 and EITF 00-27 provides some guidance on how to allocate proceeds, but neither provides specific guidance on how to allocate proceeds between a debt or equity instrument and other freestanding financial instruments. The Company also noted that there was no other accounting guidance that specifically addressed this issue. The Company did note that on the Working Draft of the AICPA Technical Practice Aid “Convertible Debt, Convertible Preferred Shares, Warrants and Other Equity-Related Financial Instruments Task Force (Working Draft Based on Existing Authoritative Literature as of December 1, 2006)” they noted that in practice practitioners generally record freestanding “mark-to-fair-value” instruments at their initial fair value, and allocate the residual proceeds to the debt or equity instrument.

The Company’s calculated initial fair value of the put option agreement, which was determined to be a mark-to-fair-value instrument, exceeded the initial proceeds of the $5 million received. Therefore, the Company determined that all of the proceeds received should be allocated to the put option liability, with the exception of recording $50,000 to the preferred stock which represented the stated par value of the stock. No further proceeds were allocated to the warrants or preferred stock since this was first allocated to the put option agreement. The put option agreement was recorded at its initial fair value, which exceeded the total proceeds raised from the sale of the instruments, and was marked to fair value at the period end date of March 31, 2008. This will be further marked to fair value at the end of each reporting period that the instrument remains outstanding.

The put option agreement is valued at fair value based upon a Black-Scholes model. The Company noted that there is no specific guidance on how to assign fair value to put option agreements in the accounting literature. However, we noted that according to FASB Proposal Stage Literature “Discussion Memorandum: Recognition and Measurement of Financial Instruments Chapter 3: Financial Options” (issued 1991) that for a put option, the total contract value can be looked at as a sum of the intrinsic value, effect of discounting and volatility value. The total value of a put option reacts inversely with that of a regular stock option. This also discusses using option pricing theory and models to determine the value of these financial instruments, including the Black-Scholes model. Therefore, the Company deemed it appropriate to use the Black-Scholes model to value the put option agreement and deemed this representative of the fair value of this instrument.

The Company also considered if there was a beneficial conversion feature to the preferred stock and it was determined that there was not. Therefore, since the preferred shares are accounting for as an equity instrument, there is no accounting necessary for the changes in the carrying value of the preferred shares (other than to reduce the carrying value for any conversion of shares if such a conversion should occur). However, the put option agreement is where the changes in carrying value will be presented on a period-to-period basis since this instrument will be marked to fair value each reporting period.

The Company acknowledges that it is responsible for the adequacy and accuracy of disclosures in the filing, that Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that these responses in this letter and the 10-KSB Amendment are responsive to the comments of the Staff. Please telephone me at (917) 339-7134 if you require additional information or wish to comment further orally.

/s/ Richard J. Mitchell, III
Richard J. Mitchell. III
Chief Accounting Officer
MSGI Security Solution, Inc.